NEWS RELEASE

NORTH AMERICAN CONSTRUCTION GROUP LTD. FILES A MINOR CORRECTION TO ITS QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

Acheson, Alberta, August 1, 2018 - North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced that it has filed amended consolidated financial statements for the three and six months ended June 30, 2018, to correct a footnote table that summarizes the effects on the Company's consolidated statements of cash flows of adopting the new revenue standard.
The correction is included in the Notes to Interim Consolidated Financial Statements under "Note 3(a(i)) - Revenue from Contracts with Customers" and resulted in an amendment to the six months ended June 30, 2018 “As Reported” and “Balances without adoption of Topic 606” columns.
The following table summarizes the effects of adopting the new revenue standard on the Company's consolidated statements of cash flows for the three and six months ended June 30, 2018:

	Three months ended June 30, 2018			Six months ended June 30, 2018
(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606	As Reported	Adjustments	Balances without adoption of Topic 606
Cash provided by (used in):
Operating activities:
Net income	$33	$243	$276	$11,164	$23	$11,187
Deferred income tax expense	8	91	99	4,135	9	4,144
Net changes in non-cash working capital (note 10(b))	12,130	(334)	11,796	13,733	(32)	13,701
	25,789	—	25,789	64,825	—	64,825
Decrease in cash	$(9,269)	$—	$(9,269)	$(5,350)	$—	$(5,350)
The amended consolidated financial statements supersede the consolidated financial statements filed on July 31, 2018.
About the Company
North American Construction Group Ltd. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director; Investor Relations
North American Construction Group Ltd.
(780) 969-5574
dbrunetta@nacg.ca